LITIGATION

On January 25, 2008, Heartland Advisors, Inc. ("HAI"), William J. Nasgovitz (President of HAI, President and a director of Heartland Group, Inc. (the "Funds") and a portfolio manager), Paul T. Beste (Chief

Operating Officer of HAI and Vice President and Secretary of the Funds), Kevin D. Clark (Senior Vice President and portfolio manager of HAI) and Hugh F. Denison (a portfolio manager and Senior Vice President of HAI) (HAI, Nasgovitz, Beste, Clark and Denison collectively referred to herein as the "Respondents") and certain others no longer associated with the Funds, reached a settlement with the Securities and

Exchange Commission ("SEC") that resolved the issues resulting from the SEC's investigation of HAI's pricing of certain bonds owned by the Heartland High-Yield Municipal Bond Fund and the Heartland Short

Duration High-Yield Municipal Fund (collectively the "HY Bond Funds"), and HAI's disclosures to the Funds' Board of Directors and investors concerning HAI's efforts to evaluate bond issuers in connection with the operation of the HY Bond Funds during calendar year 2000. The Respondents do not admit or deny any wrongdoing and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. The SEC's administrative order involves, among other things: (i) findings by the SEC that the Respondents violated certain federal securities laws; (ii) a cease and desist order against the Respondents;

(iii) a censure of the Respondents (other than Mr. Denison); (iv) payment by the Respondents (other than Mr. Denison) of disgorgement of $1; and (v) civil money penalties against the Respondents (other than

Mr. Denison) as follows: HAI and Mr. Nasgovitz, jointly and severally, $3.5 million; Mr. Beste, $95,000; and Mr. Clark, $25,000. In connection with this administrative settlement, the SEC's civil complaint against the Respondents was dismissed.